UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
      ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

GXP COLLECTIVE FUND I LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

January 17, 2025

Physical Address of Issuer:

531 Roseland St., Suite 400-115, Marietta, GA 30060

Website of Issuer: www.gxpcollective.com

Is there a co-issuer? ☐ **Yes** ☒ **No**

Current number of employees: 1
Current number of executives: 2

	Most recent fiscal year-end (2025)
Total Assets	$769,838.91
Cash & Cash Equivalents	$240.02
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$805,000.00
Revenues/Sales	$50,492.81
Cost of Goods Sold	$0
Taxes Paid	$0
Net loss	($35,161.09)

April 30, 2026

FORM C-AR

GxP Collective Fund 1 LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by GxP Collective Fund I LLC, a Wyoming limited liability company ("GxP," "GxP Fund 1," the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commissions or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuance to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.orion-fund.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CG (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

SUMMARY   5
DIRECTORS AND OFFICERS OF THE COMPANY   6
ANTICIPATED BUSINESS PLAN   7
RISK FACTORS   13
OWNERSHIP AND CAPITAL STRUCTURE   25
INDEBTEDNESS   28
FINANCIAL INFORMATION   29
OPERATIONS   29
MATERIAL CHANGES AND OTHER INFORMATION   29
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST   30
COMPLIANCE WITH REPORTING REQUIREMENTS   30
BAD ACTOR DISCLOSURE   30

EXHIBIT A

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial, condition, results of operations, and prospects may have changed since the date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

GxP Collective Fund 1 LLC (the "Company," "GxP," or "GxP Fund 1") is a Wyoming limited liability company, formed on January 17, 2025.

The Company's physical address of operations is located at 531 Roselane St., Suite 400-115, Marietta, GA 30060.

The Company's website is www.gxpcollective.com. The information available on or through our website is not a part of this Form C-AR.

Company Overview

GxP Collective Fund 1 is a debt fund dedicated to financing the acquisition, rehabilitation, and value-add transformation of real estate assets across diverse property types.

Funds will be allocated to cover development, acquisition, operational, and value-add project costs, including:

1. *Acquisition Costs*: Purchase price, legal fees, closing fees, and due diligence.

2. *Rehabilitation Costs*: Budget for labor, materials, equipment purchase/rental, and remodeling.

3. *Project Management*: Hiring experienced, knowledgeable and efficient managers to ensure smooth construction and renovation process.

4. *Disposition Fees*: Transaction and marketing expenses associated with asset sales at the time of exit.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Andrew Gochenour	Co-Founder and Managing Partner, GxP Collective Fund I LLC	Leasing, accounting, vendor management and corporate planning	January 17, 2025 - present
	Co-Founder and Managing Partner, Black Swamp Capital Partners, LLC, d/b/a GxP Collective	Leasing, accounting, vendor management and corporate planning	July 2017 - present
Kyle Poplawski	Co-Founder and Managing Partner, GxP Collective Fund I LLC	Tenant relations, maintenance management, vendor management and corporate planning	January 17, 2025 - present
	Co-Founder and Managing Partner, Black Swamp Capital Partners, LLC, d/b/a GxP Collective	Tenant relations, maintenance management, vendor management and corporate planning	July 2017 - present

BIOGRAPHIES

Andrew Gochenour, Co-Founder and Managing Partner: Andrew Gochenour is the co-founder and managing partner of GxP Collective. He brings almost a decade of experience in the real estate industry. Andrew's passion for real estate and his strong work ethic have contributed to the success of the company. With his extensive knowledge of the industry, Andrew has been able to identify under-performing properties and maximize their value through strategic leasing, management, and redevelopment. Andrew's experience and expertise have allowed him to lead a team of professionals with a shared commitment to excellence. His ability to approach each investment with a disciplined and patient approach, while keeping an eye on emerging trends in the market, has resulted in the continued growth and success of the company. Andrew's dedication to providing exceptional service to his clients has made him a trusted partner in the industry, and his commitment to providing innovative solutions has positioned GxP Collective as a leader in commercial real estate. Andrew is married to Erica and they have two wonderful children, Ascher (7) and Norah (4). In his spare time, he loves watching Ohio State Football, Detroit Lions football, and going to try new restaurants and food in every city he may visit.

Kyle Poplawski, Co-Founder and Managing Partner: Kyle Poplawski is the co-founder and managing partner of GxP Collective. With almost 10 years of experience in the real estate industry, Kyle has played a pivotal role in the success and growth of the company. His expertise lies in identifying lucrative investment opportunities, developing comprehensive strategies, and overseeing the execution of real estate projects. Kyle's unwavering dedication to excellence and his meticulous attention to detail have been instrumental in establishing GxP Collective as a trusted name in commercial real estate. His ability to navigate complex market dynamics and leverage emerging trends has consistently delivered exceptional results for the company and its clients. In addition to his professional accomplishments, Kyle is a devoted family man. He is married to Alexandra, and together they have two children, Isla (5) and Indie (2). Outside of work, Kyle enjoys spending quality time with his family, exploring the outdoors, and attending Michigan Football games.

ANTICIPATED BUSINESS PLAN

BUSINESS OVERVIEW

GxP Collective Fund I LLC ("GxP Fund I," the "Company," the "Fund," "we," "us," or "our") is a debt fund dedicated to financing the acquisition, rehabilitation, and value-add transformation of real estate assets across diverse property types. Our target projects will span from single-family residential flips to large-scale industrial properties, allowing us to diversify investments and leverage opportunities across various market segments. Our goal is to secure projects that are fundamentally sound and align with our metrics, ensuring protection for our returns.

MARKET OPPORTUNITY

There is a demand for value-add real estate investments driven by the need for upgraded residential and commercial properties. Rising property prices and a limited supply of move-in-ready assets present an ideal environment for our strategy. By investing in underutilized or distressed properties, GxP Fund I aims to capture value through strategic improvements, efficient management, and market repositioning, providing a competitive edge and delivering returns.

INVESTMENT STRATEGY

Our approach focuses on identifying underperforming properties with potential for enhancement, followed by targeted improvements and optimized management to increase asset value and cash flow. The strategy includes:

1. *Asset Acquisition & Development*: Targeting development opportunities and existing commercial properties with value-add potential in areas with strong demand and favorable market conditions.

2. *Rehabilitation & Value-Add*: Enhancing property value through upgrades to interiors, exteriors, structural components, and amenities. Key expenses include renovation costs, equipment purchase or rental, and labor.

3. *Efficient Property Management*: Employing experienced property managers to reduce inefficiencies, boost tenant satisfaction, and maximize income potential.

4. *Disposition Strategy*: Exiting property investments at strategically optimal times to realize appreciation gains, selling assets individually or as part of a portfolio to optimize returns.

ACQUISITION CRITERIA

- Property Type: Single Family, Multifamily, Industrial and Retail
- Most class A new development properties with selection of class B and class C property acquisitions possible
- Average property size: $1,000,000-$3,000,000
- Estimated Average Age of Target Properties: Primarily 1970s to 1980s vintage for the acquisitions and brans new construction for the development
- Maintenance and rehabilitation expected on residential properties could be all items required to renovate a residential property including, but not limited to, structural repairs, foundation, roofing, HVAC, electrical, plumbing, landscaping, windows and doors, brick, siding concrete, asphalt, landscaping, flooring, painting, trim, cabinetry, countertops, appliances, and final fixtures.
- Majority of projects will be within 75 miles of a "metropolitan" area of 200,000 population or greater.
- Properties that we feel can increase the value by 50% or more with in 24 months

CONSTRUCTION AND RENOVATION

GxP Fund I may acquire properties that require the completion of deferred maintenance and rehabilitation of systems and structural features. Further, GxP Fund I expects to acquire properties that may require substantial renovation and re-positioning. As such, all renovation work will be focused on maximizing net profit and minimizing risks by improving core property value, increasing rental appeal, and external physical improvements to structure and surrounding property.

MARKETING STRATEGY: A GRASSROOTS & DIGITAL-DRIVEN REAL ESTATE STRATEGY

At **GxP Fund I**, we take a **hands-on, community-focused** approach to real estate marketing, combining **grassroots engagement** with **in-house digital and proprietary marketing strategies**. This hybrid model ensures maximum visibility, stronger connections, and a streamlined process for buyers, sellers, and investors.

1. Boots-on-the-Ground Grassroots Strategy
Our **local representatives** serve as embedded connectors within their communities, driving engagement and market penetration through:
- **Direct Community Engagement** – Face-to-face interactions with potential buyers, sellers, and investors.
- **Strategic Partnerships** – Collaborations with **local businesses, civic groups, and real estate professionals** to expand networks.
- **Exclusive Events & Workshops** – Hosting **open houses, investment seminars, and market education events** to establish credibility and trust.
- **Localized Market Intelligence** – On-the-ground insights help us tailor our marketing approach to hyper-local trends and opportunities.

2. Digital & Social Media Integration

Our **in-house marketing team** amplifies our grassroots efforts through a powerful digital presence:

- **Social Media Domination** – High-impact campaigns on **Facebook, Instagram, LinkedIn, and TikTok**, featuring listings, market updates, and community-driven content.
- **Visual-First Strategy** – High-quality **video tours, live Q&As, and behind-the-scenes insights** to build engagement and trust.
- **Email & SMS Outreach** – Personalized, data-driven communications to **nurture leads and maintain top-of-mind awareness**.

3. Proprietary & Data-Driven Marketing

We leverage **exclusive marketing channels** and cutting-edge analytics to enhance outreach:

- **AI-Optimized Digital Advertising** – **Geo-targeted** ads and retargeting campaigns for precision audience engagement.
- **Exclusive Listing Networks** – Access to **off-market and pre-market deals** through private investor and brokerage networks.
- **SEO & Localized Content Strategy** – Curated **blog content, video insights, and real estate guides** to establish **GxP Fund I** as an industry leader.

4. The GxP Advantage: A Hybrid Marketing Approach

By merging **relationship-driven grassroots outreach** with **sophisticated digital marketing and proprietary data strategies**, **GxP Fund I** maximizes impact, increases deal flow, and fosters trust within communities.

INVESTMENT SELECTION CRITERIA

GxP Fund I is dedicated to a **disciplined and rigorous investment selection process**, ensuring that each asset added to the portfolio aligns with our strategic objectives and risk-adjusted return targets. Our approach integrates **quantitative financial analysis, qualitative asset assessment, and market fundamentals**, ensuring that each investment meets our **strict underwriting and asset vetting standards**.

1. Asset Due Diligence & Physical Assessment

Before acquisition, each asset undergoes an in-depth **physical evaluation** to determine structural integrity, operational efficiency, and potential capital expenditures. Our criteria include:

- **Property Condition & Deferred Maintenance** – Inspection of building systems, structural components, and required capital improvements.
- **Occupancy & Tenant Quality** – Review of existing lease agreements, tenant creditworthiness, and lease rollover risk.
- **Property Type & Class Alignment** – Ensuring alignment with the Fund's target asset classes, including multifamily, mixed-use, or commercial properties.
- **CapEx & Renovation Scope** – Evaluation of **value-add opportunities**, including potential repositioning, unit upgrades, or amenity enhancements.

2. Financial & Underwriting Metrics

Each potential acquisition must meet or exceed predefined **financial performance thresholds** based on **risk-adjusted return expectations**. Our underwriting process includes:

- **Internal Rate of Return (IRR)** – Target IRR (15-20%) based on hold period and capital structure.
- **Debt Coverage Ratio (DCR)** – Ensuring the asset's projected net operating income (NOI) comfortably services debt obligations.
- **Expense Ratio Analysis** – Projections of operating costs compared to revenue, ensuring efficient cost structures.
- **Exit Strategy Viability** – Assessment of multiple disposition strategies to maximize return potential.

3. Market & Economic Analysis

Investments are selected based on comprehensive **macro and microeconomic research**, ensuring that each asset is in a market with **strong growth fundamentals**. Our selection criteria include:

- **Job & Population Growth Trends** – Identifying markets with **sustained economic expansion** and in-migration patterns.
- **Supply & Demand Analysis** – Ensuring **favorable supply constraints** in the asset's submarket.
- **Market Rent Comparisons** – Evaluating rent growth trends and ensuring competitive positioning within the local market due to under-market rents at subject property.
- **Local Regulations & Zoning** – Ensuring compliance with municipal zoning laws, rent control policies, and taxation impact.

4. Revenue & Expense Forecasting

A detailed financial projection model is applied to every asset to determine its **long-term revenue and expense trajectory**. Key considerations include:

- **Stabilized Revenue Growth** – Ensuring **sustainable and predictable revenue streams** from rental income and ancillary fees.
- **Capital Expenditure Planning** – Budgeting for **long-term improvements** while maintaining returns.
- **Economic Downturn Resilience** – Stress-testing financial models under various economic scenarios.
- **Operating Cost Efficiency** – Benchmarking expenses against industry standards to **identify cost-saving opportunities**.

5. Capital Gains & Long-Term Value Creation

Our investment strategy prioritizes **both short-term income generation and long-term appreciation**. Each asset is evaluated for its potential to:

- **Achieve Targeted Equity Multiples** – Ensuring each asset contributes to the overall Fund's capital appreciation goals to exceed debt service requirements.
- **Enhance Asset Value through Strategic Management** – Implementing asset-specific operational and leasing strategies to maximize performance.

- **Leverage Market Cycles** – Timing acquisitions and exits based on market trends and economic conditions.

6. Inclusion Criteria for GxP Fund I Portfolio
To be considered for acquisition, a potential asset must:

✔ Pass our **physical, financial, and market due diligence** process.

✔ Demonstrate **strong projected returns** based on **cash flow, appreciation, and risk-adjusted metrics**.

✔ Offer **competitive positioning** within a high-demand market.

✔ Align with the Fund's **value-add or long-term hold strategy**.

Through this **data-driven, disciplined investment approach**, GxP Fund I ensures that **only high-quality assets** with **strong financial fundamentals** and **long-term value potential** are included in the portfolio.

USE OF FUNDS
Funds will be allocated to cover development, acquisition, operational, and value-add project costs, including:

5. *Acquisition Costs*: Purchase price, legal fees, closing fees, and due diligence.

6. *Rehabilitation Costs*: Budget for labor, materials, equipment purchase/rental, and remodeling.

7. *Project Management*: Hiring experienced, knowledgeable and efficient managers to ensure smooth construction and renovation process.

8. *Disposition Fees*: Transaction and marketing expenses associated with asset sales at the time of exit.

FINANCIAL PROJECTIONS
GxP Fund I anticipates an average annual return ranging from 9–12%, with returns derived from the term length and frequency of distributions. Our approach creates value over time, supported by strong asset appreciation and rental income generated during the holding period, which in return ensures stability of debt service payments to investors. Rigorous market analysis and diligent property management will help us optimize returns and minimize risk.

TARGET INVESTOR PROFILE
GxP Fund I is designed for accredited and non-accredited investors seeking stable returns backed by real estate dealings. Investors benefit from a hands-off, professionally managed investment strategy, emphasizing value creation through development, property rehabilitation and efficient asset management.

RISK MANAGEMENT

1. *Market Analysis*: Thorough market and asset-specific due diligence to identify trends, tenant demand, and risk factors.

2. *Cost Controls*: Proactive project management to stay within budgets and avoid overcapitalization.

3. *Exit Strategy*: Flexible disposition planning, enabling the sale of assets when market conditions are most favorable or repositioning through refinancing.

LONG AND SHORT TERM INVESTMENTS –

Short-Term Objectives (0-3 Years)

1. **Identify & Acquire Value-Add Properties** – Focus on sourcing and underwriting distressed or underperforming assets with strong repositioning potential.
2. **Establish Development Pipeline** – Secure strategic land positions for industrial ground-up development in high-growth markets.
3. **Implement Value-Add Strategies** – Improve asset performance through renovations, operational efficiencies, and lease-up strategies.
4. **Develop Market Presence** – Build brand awareness through networking, local engagement, and industry partnerships.

Long-Term Objectives (3+ Years)
1. **Scale Value-Add Portfolio** – Execute renovations, repositioning, and stabilization strategies to maximize asset appreciation and NOI growth.
2. **Expand Industrial Development Footprint** – Deliver and lease industrial projects, leveraging market demand and strategic site selection.
3. **Establish Recurring Revenue Streams** – Build a diversified, cash-flow-generating portfolio with stabilized and development assets.
4. **Execute Strategic Exits & 1031 Exchanges** – Implement asset sales, refinances, and tax-efficient strategies to maximize returns and replenish for future projects.

Potential Hurdles & Solutions

1. Acquisition Challenges
- **Hurdle:** Competitive market conditions and limited supply of value-add opportunities.
- **Solution:** Leverage off-market deal sourcing, broker relationships, and creative financing strategies to secure deals before they reach open market bidding.

2. Construction & Development Risks
- **Hurdle:** Cost overruns, labor shortages, and permitting delays in industrial ground-up projects.
- **Solution:** Conduct detailed feasibility studies, secure fixed-price contracts with reputable contractors, and establish contingency reserves in project budgets.

3. Market & Economic Downturns
- **Hurdle:** Interest rate fluctuations, inflation, and demand shifts impacting leasing and asset values.
- **Solution:** Maintain conservative underwriting, stress-test financial models, and diversify holdings across different property types and locations.

4. Tenant & Lease-Up Risks
- **Hurdle:** Difficulty in attracting and retaining tenants in repositioned or newly developed assets.

- **Solution:** Conduct thorough market research, offer competitive lease terms, and implement strong tenant relations strategies to ensure long-term occupancy.

By addressing these hurdles proactively, the firm can position itself for **sustained growth and profitability** in the value-add and industrial development sectors.

SUBSEQUENT CAPITAL CONTRIBUTIONS
Note Holders in the Notes offered will not be required to make additional capital contributions in excess of their initial investments in the Notes. Additional investment may be made, subject to Company approval, in increments of $2,500. It is up to GxP Fund I to accept additional funds at different increments.

FINANCIAL AND OTHER COMPANY SPECIFIC REPORTS
GxP Fund I acknowledges the importance of transparency and will offer reporting updates to Investors via access to the investor portal. Additionally, GxP Fund I is prepared to provide ongoing annual reports to its investors, which may include financial information. If requested by the Investor, GxP Fund I will make available relevant financial reports for review.

CAPITALIZATION
We plan to occasionally use external leverage. The loan to value ratio (LTV) will mostly stay in the range of seventy to eighty percent (70-80%). Other times, external lending can used to properly term out an asset and the new funds will be used to replenish the GXP Fund I.

CONCLUSION
GxP Fund I aims to be a premier player in the value-add real estate sector by combining strategic development, acquisitions, targeted property enhancements, and efficient management practices. By addressing a critical need for upgraded properties, our debt fund is positioned to secure high-quality, fundamentally sound projects that align with our investment metrics and protect our fund's returns.

GOVERNMENTAL/REGULATORY APPROVAL AND COMPLIANCE

None / Not needed.

LITIGATION

None.


RISK FACTORS


An investment in our Installment Payment and Balloon Payment Promissory Notes involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Installment Payment and Balloon Payment Promissory Notes offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Notes and the market price of our Notes, which could cause you to lose all or some of your investment in our

Notes. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Notes in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the Collective, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that

data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Our success will depend upon the development of real estate, and we may be unable to consummate acquisitions or dispositions on advantageous terms, the developed properties may not perform as we expect, or we may be unable to efficiently integrate our project into our existing operations:

We intend to acquire and sell real estate assets. The acquisition of real estate entails various risks, including the risks that our real estate assets may not perform as we expect, that we may be unable to quickly and efficiently integrate assets into our existing operations and that our cost estimates for the development and/or sale of a property may prove inaccurate.

Reliance On Management To Select and Develop Appropriate Properties:

The Company's ability to achieve its investment objectives is dependent upon the performance of the Management team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Notes offered will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning the Company's investments. Investors in the Notes must rely entirely on the management ability of and the oversight of the Company's principals.

Competition May Increase Costs:

The Company will experience competition from other sellers of real estate and other real estate projects. Competition may have the effect of increasing acquisition costs for the Company and decreasing the sales price or lease rates of developed assets.

Delays In Acquisition Of Properties:
Delays the Manager may encounter in the selection, acquisition and development of properties could adversely affect the profitability of the Company. The Company may experience delays in identifying properties that meet the Company's ideal purchase parameters.

Environmentally Hazardous Property:
Under various Federal, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Management's Discretion In The Future Disposition Of Properties:
The Company cannot predict with any certainty the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's properties, the Company cannot assure you that it will be able to sell its properties at a profit in the future. Accordingly, the timing of liquidation of the Company's real estate investments will be dependent upon fluctuating market conditions.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors:
Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our company:

Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of the properties we acquire. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties we acquire, we cannot assure our Investors that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our Investors will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our Investors that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Illiquidity of real estate investments could significantly impede the company's ability to respond to adverse changes in the performance of the portfolio investments and harm the company's financial condition:
Since real estate investments are relatively illiquid, the Company's ability to promptly sell developed assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The terms of new or renewal leases may result in a reduction in income:
Should the Company lease its real estate properties, the terms of any such new or renewal leases may be less favorable to the Company than the previous lease terms. Certain significant expenditures that the Company, as a landlord, may be responsible for, such as mortgage payments, real estate taxes, utilities and maintenance costs generally are not reduced as a result of a reduction in rental revenues. If lease rates for new or renewal leases are substantially lower than those for the previous leases, Company's rental income might suffer a significant reduction that may Additionally, the Company may not be able to sell a property at the price, on the terms or within the time frame it may seek. Accordingly, the timing of liquidation of the Company and the extent to which Investors may receive payments and realize potential appreciation on the Company's real estate investments may be dependent upon fluctuating market conditions. The price the Company obtains from the sale of a property will depend upon various factors such as the property's operating history, demographic trends in the property's locale and available financing for, and the tax treatment of, real estate investments. The Company may not realize significant appreciation and may even incur losses on its properties and other investments. The recovery of any portion or all of an Investor Member's investment and any potential return thereon will depend on the amount of net proceeds the Company is able to realize from a sale or other disposition of its properties.

Property the Company acquires may have liabilities or other problems:

The Company intends to perform appropriate due diligence for each property or other real estate related investment it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make payments to Investors.

The Company's investments may be subject to risks from the use of borrowed funds:
The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining loans secured by certain of its properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required debt service payments, which generally would reduce the amount available for distribution to Investors. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term. At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured losses relating to real property may adversely affect an investor member's return:
The Managing Member will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition for investments may increase costs and reduce returns:
The Company will experience competition for real property investments from individuals, corporations and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high quality commercial properties leased to credit-worthy tenants and residential properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. The Company may face similar competition from other properties that may be developed in the future. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in payments it may be able to make to Investors.

Environmental regulation and issues, certain of which the Company may have no control over, may adversely impact the Company's business:
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Portfolio Investment may subject the Company to liability as the buyer of such property or asset. Environmental laws and

regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner and developer of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

Real estate may develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem:
When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require the Company to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose the Company to liability from its tenants, employees of such tenants and others if property damage or health concerns arise.

The Company will be subject to risks related to the geographic location of the property it develops:
The Company intends to develop and sell real estate assets. If the commercial or residential real estate markets or general economic conditions in this geographic area decline, the Company may experience a greater rate of default by tenants on their leases with respect to properties in these areas and the value of the properties in these areas could decline. Any of these events could materially adversely affect the Company's business, financial condition or results of operations.

<center>**Risks Related to the Offering**</center>

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods

by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

Risks Of Borrowing:
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Promissory Notes of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Compliance With Securities Laws:
The Notes are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Wyoming Securities Laws, and other applicable state securities laws. If the sale of Notes were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Notes. If a number of purchasers were to obtain rescission, GxP Collective Fund I LLC would face significant financial demands which could adversely affect GxP Collective Fund I LLC as a whole, as well as any non-rescinding purchasers.

Limited Transferability & Liquidity:
To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Notes for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Notes. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from GxP Collective Fund I LLC, limitations on the percentage of Notes sold and the manner in which they are sold. GxP Collective Fund I LLC can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to GxP Collective Fund I LLC, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Notes and no market is expected to develop. Consequently, owners of the Notes may have to hold their investment

indefinitely and may not be able to liquidate their investments in GxP Collective Fund I LLC or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature Of Investment:
An investment in the Notes may be long term and illiquid. As discussed above, the offer and sale of the Notes will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Notes for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Notes must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one entity beneficially owns 100% of outstanding membership interests of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have securities that are different from yours. For example, this entity may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

<u>OWNERSHIP AND CAPITAL STRUCTURE</u>
Principal Holders of Outstanding Securities

Name of Holder	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Black Swamp Capital Partners, LLC	100%	100%

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Black Swamp Capital Partners, LLC.

REGULATION CF OFFERING

Beginning on March 27, 2025, the Company has issued twenty-two (22) Installment Payment and Balloon Payment Notes (the "Notes")**,** through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to acquire and rehabilitate properties, and manage projects.

During 2025, capital from the Offering was strategically deployed across a combination of **value-add industrial and multifamily assets**, with a focus on **capital recycling, lease-up execution, and renovation-driven value creation**.

1. **Roan Road Industrial Asset (Value-Add / Capital Recycling Strategy)**
   Asset: 33,000 SF Industrial Property
   Business Plan: Acquire, lease-up, stabilize, and refinance

   Execution
   - Fund capital was deployed to facilitate a **cash acquisition** of the property
   - Value was created through:
     o Targeted **lease-up and tenant stabilization**
     o Increased occupancy and income

   Outcome
   - Successfully executed a **cash-out refinance** following stabilization
   - Resulted in:
     o **Full return of initial invested capital** to the fund
     o Retention of ownership and ongoing upside
   - Capital was **recycled into additional projects**, enhancing fund-level returns

2. **Decatur, IL – 28 Unit Multifamily (Value-Add Rehab Project)**
   Asset: 28-Unit Multifamily Property
   Business Plan: Renovation, repositioning, and lease-up

   Use of Proceeds
   - Fund capital was used to:
     o Execute **interior and exterior renovations**

- o Upgrade units and common areas
- o Improve overall property condition and tenant appeal

Outcome
- Asset transitioned from underperforming to **improving occupancy and rental rates** Positioned for:
  - o Continued **lease-up and rent growth**
  - o Future stabilization and potential refinance or exit

3. **Tulsa, OK – Silver Sands Apartments (90 Units) (Completion + Stabilization)**
Asset: 90-Unit Multifamily Community
Business Plan: Renovation completion and operational stabilization

Use of Proceeds
- Capital was deployed to:
  - o **Complete remaining construction / renovation scope**
  - o Address deferred maintenance and capital improvements
  - o Prepare the property for full operational performance

Outcome
- Advanced asset toward **stabilized occupancy and NOI growth**
- Positioned for:
  - o Lease-up completion
  - o Potential refinance or disposition upon stabilization

Portfolio-Level Strategy & Impact
GxP Collective Fund I capital was utilized to:
- **Create value through renovation and lease-up strategies**
- **Accelerate stabilization timelines** across assets
- **Recycle capital efficiently** (notably via Roan Road refinance)
- Transition assets from:
  - Underperforming or transitional → _**stabilized, income-producing properties**

Key Highlights
- Successful **capital recycling event** (Roan Road)
- Execution of **value-add rehab strategy** (Decatur)
- Advancement of **90-unit multifamily asset toward stabilization** (Tulsa)
- Continued focus on **NOI growth, occupancy improvement, and liquidity events**

Terms of the Installment Payment Promissory Note

Type: Installment Payment Promissory Note

Terms The following is a summary of the basic terms and conditions of the Installment Payment Promissory Notes and is qualified in its entirety by the terms included in the Installment Payment Promissory Note of the Company. Any defined terms below are included in the Installment Payment Promissory Note:

Maturity Date	Twenty-four (24), thirty-six (36), forty-eight (48), or sixty (60) months
Interest	Nine percent (9%) 24 month Note; Ten percent (10%) 36 month Note; Eleven percent (11%) 48 month Note; Twelve percent (12%) 60 month Note
Liquidation or Dissolution of the Company	Any outstanding Principal and Interest shall immediately become due and payable in the event that Borrower shall be generally seeking dissolution, liquidation, or winding up.
Upon Maturity	Interest shall be payable on a monthly basis on the last business day of each month following the Closing set forth in the Subscription Agreement. On the last day of the Maturity Date month following the Closing set forth on Subscription Agreement, Borrower shall pay to Lender the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon.
Pre-Payment	The Borrower, in its sole discretion, may elect to prepay the Principal in whole or in part at any time, without further premium or penalty.
Security Interest	The Note is unsecured.

Terms of the Balloon Promissory Note

Type: Balloon Payment Promissory Note
Terms: The following is a summary of the basic terms and conditions of the Balloon Promissory Notes and is qualified in its entirety by the terms included in the Balloon Promissory Note of the Company. Any defined terms below are included in the Balloon Promissory Note:

Maturity Date	Twenty-four (24), thirty-six (36), forty-eight (48), or sixty (60) months
Interest	Nine percent (9%) 24 month Note; Ten percent (10%) 36 month Note; Eleven percent (11%) 48 month Note; Twelve Percent (12%) 60 month Note
Liquidation or Dissolution of the Company	Any outstanding Principal and Interest shall immediately become due and payable in the event that Borrower shall be generally seeking dissolution, liquidation, or winding up.
Yield	No periodic payments shall be due under this Note. On the last day of the maturity month following the Closing set forth in the Subscription Agreement, Borrower shall pay to Lender the entire Principal Balance then remaining unpaid, together with accrued and unpaid interest thereon.
Pre-Payment	The Borrower, in its sole discretion, may elect to prepay the Principal in whole or in part at any time, without further premium or penalty.
Security Interest	The Note is unsecured.

All questions concerning the construction, validity, enforcement and interpretation of the

Installment Payment Promissory Note and the Balloon Payment Promissory Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Wyoming.

INDEBTEDNESS

Promissory Notes Purchased	Transaction Date	Terms In Months	Maturity Date	Interest Rate %
$15,000.00	6/2/2025	24	6/2/2027	9.00%
$50,000.00	6/2/2025	36	6/2/2028	10.00%
$150,000.00	6/2/2025	60	6/2/2030	12.00%
$10,000.00	6/2/2025	60	6/2/2030	12.00%
$25,000.00	6/2/2025	60	6/2/2030	12.00%
$25,000.00	6/2/2025	60	6/2/2030	12.00%
$25,000.00	6/2/2025	60	6/2/2030	12.00%
$70,000.00	6/2/2025	60	6/2/2030	12.00%
$15,000.00	6/2/2025	60	6/2/2030	12.00%
$25,000.00	6/2/2025	60	6/2/2030	12.00%
$50,000.00	6/2/2025	60	6/2/2030	12.00%
$12,500.00	6/2/2025	60	6/2/2030	12.00%
$15,000.00	6/2/2025	60	6/2/2030	12.00%
$75,000.00	7/8/2025	60	7/8/2030	12.00%
$75,000.00	7/8/2025	48	7/8/2029	11.00%
$7,500.00	7/24/2025	60	7/24/2030	12.00%
$25,000.00	7/24/2025	60	7/24/2030	12.00%
$5,000.00	7/24/2025	60	7/24/2030	12.00%
$90,000.00	7/24/2025	60	7/24/2030	12.00%
$25,000.00	9/24/2025	60	9/24/2030	12.00%
$12,500.00	9/24/2025	60	9/24/2030	12.00%
$2,500.00	9/24/2025	24	9/24/2027	9.00%

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Recent Tax Return Information
GxP Collective Fund 1, LLC is a single member LLC that rolls up to our parent company Black Swamp Capital Partners, LLC. GxP Collective Fund 1, LLC does not file its own tax return.

OPERATIONS
GxP Collective Fund I LLC (the "Company") seeks to acquire a diversified portfolio of investments consisting primarily of real estate and small equity investments in operating business

assets. The Company was formed in Wyoming as a limited liability company on January 17, 2025, and its physical address is 531 Roselane St., Suite 400–115, Marietta, GA 30060

Cash and Cash Equivalents
The Company maintains substantially all of its cash on deposit with a well-established and widely known bank.

Liquidity and Capital Resources
On March 27, 2025, the Company consummated an offering pursuant to Regulation CF and raised $805,000. The Company will likely require additional financing in excess of the proceeds from this offering and its revenue from ongoing operations in order to sustain continued investment growth.

Cash Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trend and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent   stepparent,   grandparent,   spouse   or   spouse   equivalent,   sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Other Material Terms
The Company does have the right or obligation to repurchase the Securities. The Securities do have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis

of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Regulation CF offering, in each case in arm's length transactions on the same terms as other unrelated investors. One of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act; however, the invested debt has no voting rights, is not convertible nor provides control over selling the shares.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS
The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

BAD ACTOR DISCLOSURE
The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GXP Collective Fund I LLC

By

Andrew Gochenour
Co-Founder and Managing Partner

Kyle Poplawski
Co-Founder and Managing Partner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



Andrew Gochenour
Co-Founder and Managing Partner

   04/28/2026
(Date)

Kyle Poplawski
Co-Founder and Managing Partner

   04/28/2026
(Date)

EXHIBIT A – FINANCIAL STATEMENTS

GxP COLLECTIVE FUND I LLC

April 28, 2026

I, Andrew Gochenour, certify that:

(1) the financial statements of GxP Collective Fund I LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of GxP Collective Fund I LLC included in this Form reflects accurately the tax return information of the Company.

GXP Collective Fund I LLC

By

Andrew Gochenour
Co-Founder and Managing Partner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

Andrew Gochenour
Co-Founder and Managing Partner

04/28/2026
_____
(Date)

_____

Kyle Poplawski
Co-Founder and Managing Partner

04/28/2026
_____
(Date)

Balance Sheet (Unaudited)

GxP Collective Fund 1
As of: 12/31/2025 (End of Last Year)
Accounting Basis: Cash
Level of Detail: Detail View

Account Name	Balance	
ASSETS		
Cash		
CASH	240.02	
Total Cash	**240.02**	
OTHER CURRENT ASSET		
Loan to BSCP	199,204.95	
Loan to 6642 Peoria	561,206.40	
Loan to GXP Multi Family Decatur	9,187.54	
Total OTHER CURRENT ASSET	**769,598.89**	
TOTAL ASSETS	**769,838.91**	
LIABILITIES & CAPITAL		
Liabilities		
OTHER CURRENT LIABILITY		
Loan from GXP Collective Fund I	805,000.00	
Total OTHER CURRENT LIABILITY	**805,000.00**	
Total Liabilities	**805,000.00**	
Capital		
Calculated Retained Earnings	-35,161.09	
Total Capital	**-35,161.09**	
TOTAL LIABILITIES & CAPITAL	**769,838.91**	

Income Statement (Unaudited)

GXP Management LLC

Properties: GXP Collective Fund I Admin - One Seagate Ste 1605 Toledo, OH 43604

Date Range: 01/01/2025 to 12/31/2025 (Last Year)

Accounting Basis: Cash

Level of Detail: Detail View

Include Zero Balance GL Accounts: No

Account Name	Selected Period
Operating Income & Expense	
Income	
PROPERTY REVENUE	
Administrative Fees	300.00
Total PROPERTY REVENUE	**300.00**
OTHER INCOME	
Interest Income	50,192.81
Total OTHER INCOME	**50,192.81**
Total Operating Income	**50,492.81**
Expense	
EXPENSES	
Bank Fees and Loan Fees	75.00
Commissions Paid	28,175.00
Debt Fund 1 Costs	6,926.10
Interest Expense	50,477.80
Total EXPENSES	**85,653.90**
Total Operating Expense	**85,653.90**
NOI - Net Operating Income	**-35,161.09**
Total Income	50,492.81
Total Expense	85,653.90
Net Income	**-35,161.09**